Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

(NASDAQ: BANL)

Banle Group Makes Strategic Entry into India with Successful Inaugural Bunkering Service at Mundra Port

Hong Kong July 19, 2024 (GLOBE NEWSWIRE) – CBL International Limited (the “Company” or “CBL”) (NASDAQ: BANL), the listing vehicle of Banle Group (“Banle” or “the Group”), a reputable marine fuel logistic company in the Asia-Pacific region, today announced the successful completion of its inaugural bunkering service in India on July 11. This landmark operation was conducted at Mundra Port, Gujarat, one of India’s largest and most strategically important ports. This achievement marks a significant step forward in Banle’s expansion strategy and underscores its commitment to enhancing operational capabilities and market presence in key global regions.

Strategic Importance of Mundra Port

Mundra Port is renowned for its pivotal role in India’s maritime logistics, handling over 155 million metric tonnes (MT) of cargo as of November 2023, the highest in India. The port serves as a critical export-import gateway, facilitating approximately 33% of India’s container traffic. Its advanced infrastructure, including the capability to handle large vessels, positions it as a crucial hub for seaborne trade and economic growth, aligning with India’s ambition to become a $5 trillion economy by 2025.

Operational Details

The successful bunkering service provided to a global integrated logistics and shipping company at Mundra Port highlights Banle’s operational excellence and commitment to delivering high-quality services in key strategic locations.

Positive Operational Impact

This milestone is expected to have a positive impact on Banle’s operational performance. Establishing a footprint in India’s rapidly growing maritime market enhances Banle’s ability to expand network and increase market share. The successful operation at Mundra Port strengthens relationships with key clients, driving sustainable growth.

“We are thrilled to include our operations into the Indian market with our inaugural bunkering service at Mundra Port. This achievement reflects our strategic vision and dedication to growth in key regions,” said Mr. Teck Lim Chia, Chairman & CEO of Banle Group. “We look forward to building on this success and enhancing our service offerings to meet the evolving needs of our global clients.”

About the Banle Group

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one-stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Singapore, Taiwan, Thailand, Turkey and Vietnam, as of 15 May 2024. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel：(852) 2864 4857
Iris Au Yeung	Tel：(852) 2114 4913

Email: sprg_cbl@sprg.com.hk